UNITED STATES

                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 8



                                   Wickes Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    967446105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Catherine J. Gray
                              Senior Vice President
                              Riverside Group, Inc.
                              7800 Belfort Parkway
                                    Suite 100
                             Jacksonville, FL 32256
                                 (904) 281-2200

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D


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1.      NAME OF REPORTING PERSON
        Riverside Group, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        59-1144172

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2       CHECK THE  APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)     (b) X
                                                                                ---     ---

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC; OO

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida
----------------------- ------- ---------------------------------------------------------------------------------------------------
NUMBER        7       SOLE VOTING POWER                    53,700
OF SHARES
BENEFICALLY   8       SHARED VOTING POWER                       0
OWNED BY
EACH          9       SOLE DISPOSITIVE POWER               53,700
REPORTING
PERSON       10       SHARED DISPOSTIVE POWER                   0
WITH


----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          53,700

---------------------------------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%
----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO
----------------------------------------------------------------------------------------------------------------------------------


INTRODUCTION

This Amendment No. 8 relates to the Schedule 13D filed on behalf of Riverside Group, Inc., a Florida corporation ("Riverside" or the "Reporting Person"), with the Securities and Exchange Commission on January 19, 1996, as amended by Amendment No. 1 thereto filed on June 28, 1996, Amendment No. 2 thereto filed on August 26, 1998, Amendment No. 3 thereto filed on October 16, 1998, Amendment No. 4 thereto filed on November 16, 1998, Amendment No. 5 thereto filed on January 8, 1999, Amendment No. 6 thereto filed on January 20, 1999 and Amendment No. 7 thereto filed on February 9, 1999 (the "Schedule 13D"). Items 1, 4, 5, 6 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 1.  Security and Issuer.

The number of issued and outstanding shares of common stock as of February 28, 2003, was 8,307,984, according to the Wickes Inc. ("Wickes").

Item 4.  Purpose of Transaction.

On April 4, 2003, Riverside entered into an Agreement for Conveyance of Shares of Wickes, Inc. in Lieu of Foreclosure and Bill of Sale (the "Agreement") with
J. Steven Wilson, Wilson Financial Corporation and Imagine Investments, Inc. ("Imagine"). Pursuant to the Agreement, Riverside has transferred to Imagine 2,797,743 shares of the common stock of Wickes in settlement of approximately $13.9 million of debt owed by Riverside to Imagine. These shares represent approximately 33.67% of the issued and outstanding common stock of Wickes. The Agreement also provides that if, within two years of the date of the Agreement, Imagine sells or otherwise disposes of all of the Wickes shares for an amount exceeding a defined threshold amount, Imagine will pay Riverside 50% of the excess amount above the threshold amount if the remaining debt to Imagine has been paid or will be paid as a result of such payment. In addition, Riverside has entered into a Letter Agreement with Imagine dated April 4, 2003 ("Letter Agreement"), pursuant to which Riverside has granted Imagine an exclusive option to purchase an additional 53,700 Wickes shares pledged to a third party lender in settlement of an additional $268,500 of debt owed to Imagine.

The shares transferred to Imagine, plus the option shares, represent the entire ownership Riverside held in Wickes. Approximately 2,016,168 shares transferred remain subject to a first lien held by third party creditors of Riverside.

Riverside continues to owe Imagine $2.2 million which is secured by Riverside's remaining assets. The forgoing is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit K and the Letter Agreement, a copy of which is filed herewith as Exhibit L.

Item 5.  Interest in Securities of the Issuer.

(a),(b) As of the date hereof, Riverside beneficially owns 53,700 shares of Wickes common stock.

(c) There have been no purchases or sales of the Company's stock by the Reporting Person within the last sixty days.

(e) On April 4, 2003, the Reporting Person ceased to be the beneficial owner of more than 5% of Wickes common stock.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

See the discussion of the Agreement and Letter Agreement in Item 4 above. The foregoing is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit K and the Letter Agreement, a copy of which is filed herewith as Exhibit L.


Item 7.   Materials to be Filed as Exhibits.

EXHIBIT K       Agreement for  Conveyance of  Shares of  Wickes, Inc. in Lieu of
                Foreclosure and Bill of Sale, dated as of April 4, 2003.

EXHIBIT L       Letter Agreement  dated  April 4, 2003 between Riverside Group,
                Inc. and Imagine Investments, Inc.

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 4, 2003

                                              Riverside Group, Inc.


                                              By: /s/ Catherine J. Gray
                                              ---------------------------------
                                              Catherine J. Gray
                                              Senior Vice President

                                                                      EXHIBIT K



                       AGREEMENT FOR CONVEYANCE OF SHARES
                     OF WICKES, INC. IN LIEU OF FORECLOSURE
                                AND BILL OF SALE


     This Agreement for Conveyance of Shares of Wickes, Inc. in Lieu of Foreclosure and Bill of Sale (this "Agreement"), dated as of this 4th day of April, 2003, by and among (i) Riverside Group, Inc., a Florida corporation having its principal office in Jacksonville, Florida ("Borrower"), (ii) J. Steven Wilson, an individual resident of Jacksonville, Florida ("Wilson"), (iii) Wilson Financial Corporation., a Florida corporation having its principal office in Jacksonville, Florida ("Wilson Financial"), and (iv) Imagine Investments, Inc., a Delaware corporation ("Lender").

                             PRELIMINARY STATEMENTS

     A. As of March 31, 2003, Borrower is indebted to Lender, including accrued interest, in the amount of $3,589,615.17 ("Riverside A-1 Debt"), as evidenced by those Promissory Notes listed on Exhibit A-1 (the "A-1 Notes"), and Borrower is indebted to Lender, including accrued interest, in the amount of $12,590,022.75 (together with interest accruing after that date, the "Riverside A-2 Debt" and, together with the A-1 Debt, hereinafter referred to as the "Riverside Debt"), as evidenced by those Promissory Notes listed on Exhibit A-2 (the "A-2 Notes" and, together with the A-1 Notes, hereinafter referred to as the "Riverside Notes").

     B. Borrower is in default in the payment of the Riverside Debt and the Riverside Notes.

     C. The Riverside A-1 Debt and A-1 Notes are secured by the bona fide pledge of and encumbrance on various assets owned by Borrower (and its affiliates), including but not limited to the pledge of 758,155 shares (the "A-1 Pledged Shares") of the common capital stock of Wickes, Inc., a Delaware corporation ("Wickes). The Riverside A-2 Debt and A-2 Notes are secured by the bona fide pledge of and encumbrance on various assets owned by Borrower (and its affiliates), including but not limited to the pledge of 2,016,168 shares of the common capital stock of Wickes (the "A-2 Pledged Shares"). Borrower owns an additional 23,420 shares of Wickes common stock (the "Cantor Fitzgerald Wickes Shares" and, together with the A-1 Pledged Shares and the A-2 Pledged Shares, are hereinafter referred to as the "Wickes Shares") that are not pledged to anyone.

     D. Borrower has requested that Lender accept the absolute conveyance to Lender of all of the Wickes Shares in exchange for a portion of the Riverside Debt in the amount of $13,988,715.

     Now, Therefore, in consideration of the premises, the mutual covenants herein contained and for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Borrower hereby transfers, sells, sets over, grants and delivers to Lender the absolute ownership of all of the Wickes Shares, which constitute approximately 34.3% of all of the issued and outstanding common stock in Wickes. Borrower reiterates that this is an absolute transfer and sale and not a pledge, hypothecation, mortgage, or any similar manner of security interest. Borrower acknowledges that it has no rights to reacquire any of the Wickes Shares from Lender, and Lender is free to do whatever it pleases with the Wickes Shares. Such transfer of 717,923 of the A-1 Pledged Shares is in exchange for the deemed payment of $3,589,615.17 of the Riverside A-1 Debt and the A-1 Notes, and such transfer of 40,232 of the A-1 Pledged Shares, the Cantor Fitzgerald Wickes Shares, and the A-2 Pledged Shares is in exchange for the deemed payment of $10,399,099.83 of the Riverside A-2 Debt and the A-2 Notes. The Riverside Debt deemed paid as a result of such transfer is called the "Exchanged Debt."
Borrower acknowledges that the conveyance of the Wickes Shares to Lender pursuant to this Agreement is in lieu of Lender's foreclosure on the Wickes

Shares, which Borrower acknowledges and agrees Lender is entitled to effectuate as of the date hereof (except as to the Cantor Fitzgerald Wickes Shares). All interest on the A-1 Notes that accrues after March 31, 2003 shall be paid by Borrower at the same time as the Remaining Riverside Debt is due. The parties acknowledge and agree that the amount of the Exchanged Debt has been calculated solely, for the purposes of this Agreement, at the rate of $5.00 of Riverside Debt per Wickes Share, but the parties acknowledge that they believe that the fair market value of each such Wickes Share is substantially less than such amount. Lender represents and warrants that it is acquiring the Wickes Shares without a view toward distribution.

     Contemporaneously herewith, Borrower has delivered to Lender the certificates representing 758,155 of the Wickes Shares identified on Exhibit B attached hereto and made a part hereof. Borrower represents to Lender that 2,016,168 of the Wickes Shares (the "Pledged Shares") are owned by Borrower but have been pledged to the parties (the "Third Party Creditors") identified on Exhibit C attached hereto and made a part hereof, pursuant to the arrangements set forth on Exhibit C and securing the amount of debt identified on Exhibit C (the "Third Party Debt"). Notwithstanding that these Pledged Shares are pledged to the Third Party Creditors and the certificates for the same are held by the Third Party Creditors, Borrower nevertheless has absolutely sold, and hereby does absolutely sell, to Lender, all of the Wickes Shares, including the Pledged Shares.

     Borrower agrees to immediately give written notice to the Third Party Creditors that it has sold the Pledged Shares to Lender, by execution and delivery of the letter in the form of Exhibit D attached hereto and made a part hereof. Borrower agrees to pay and discharge the Third Party Debt in accordance with their respective terms and agrees not to increase the amount of the Third Party Debt, directly or indirectly, and not to default thereunder, and not to allow the Third Party Creditors to foreclose on the Pledged Shares and not to extend or modify the terms of the Third Party Debt in any manner whatsoever. Borrower agrees to pay the Third Party Debt by no later than September 30, 2003 and to cause the Third Party Creditors to deliver the certificates for all of the Pledged Shares to Lender, free and clear of all liens, pledges, security interests and other encumbrances, by no later than September 30, 2003. Further, Borrower represents to Lender that certificates representing 23,420 shares of the Wickes Shares were being held at Cantor Fitzgerald in the World Trade Center when it was destroyed (the "Cantor Fitzgerald Wickes Shares"), free and clear of all liens, security interests, pledges, encumbrances and the like. Notwithstanding that the certificates for the Cantor Fitzgerald Wickes Shares have not been delivered to the Lender contemporaneously herewith, Borrower nevertheless has absolutely sold, and hereby does absolutely sell to Lender, the Cantor Fitzgerald Wickes Shares. Borrower agrees to take all actions necessary to cause the transfer agent to issue replacement certificates for the Cantor Fitzgerald Wickes Shares in the name of the Lender and to deliver certificates for the same in the name of Imagine by no later than June 30, 2003, free and clear of all liens, security interests, pledges, encumbrances and the like.

     2.  Borrower  represents  and  warrants to Lender as follows:

     (a) Attached hereto and made a part hereof as Exhibit E is the last audit report of Borrower through the year-ended December 31, 2001, and an interim set of financial statements of Borrower through September 30, 2002 (the "Financial Statements"). The Financial Statements are true and accurate and fairly present the financial condition of Borrower as of the respective dates indicated and have been prepared with generally accepted accounting principles, consistently applied.

     (b) Except as set forth on Schedule 2(b) hereof, Borrower does not have any other indebtedness for borrowed money, except that owed to Lender and that owed to the Third Party Creditors.

     (c) Borrower owns all of the Wickes Shares, free and clear of all liens, encumbrances, pledges and the like, other than the pledge to the Third Party Creditors. No other person or entity has any right or option to purchase any of the Wickes Shares. The Wickes Shares are all of the shares and interest in Wickes that Borrower owns, in whole or in part, except that Borrower owns an additional 53,700 shares of common stock in Wickes that are pledged to Liberty. Except as set forth on Schedule 2(c) hereof, neither Borrower nor Wilson nor Wilson Financial has any rights whatsoever to acquire any additional shares of stock in Wickes.

     (d) The Board of Directors of Borrower has approved the transactions contemplated by this Agreement, and shareholders who own 57% of the issued and outstanding common stock of Borrower have signed a letter stating that they are aware of the transactions contemplated by this Agreement and do not object to the same. Borrower has delivered copies of resolutions of such Board and such letter to Lender, and all of the same are true and accurate and in full force and effect as of the date hereof. All necessary corporate and shareholder actions required to make this Agreement fully enforceable have been taken. Ownership of all of the Wickes Shares has been transferred to the Lender.

     (e) Borrower is not in default under any of the Third Party Debt, except as a result of it being cross-defaulted to the Riverside Debt.

     (f) Borrower has received a current fairness opinion from TM Capital Corp. that the Wickes Shares are worth between $.42 and $.98 per Wickes Share.

3. Borrower acknowledges and agrees that if it does not deliver to Lender certificates for the Pledged Shares, free and clear of all liens, pledges, security interests and other encumbrances, by September 30, 2003, then an amount equal to the product of (i) $5.00 per share multiplied by (ii) the number of Wickes Shares as to which stock certificates for such Wickes Shares have not been delivered to Lender and duly transferred by such date, free and clear of all liens, pledges, security interests and other encumbrances, plus interest on such amount at the rate of ten percent (10%) per annum, from the date hereof through September 30, 2003, shall be deemed to be immediately due and owing by Borrower to Lender immediately and shall bear interest from such date at the highest default rate specified in the loan documents governing the Riverside Debt and shall be secured by all other security for the Riverside Debt, but nevertheless, Lender shall continue to be deemed the absolute owner of all the Wickes Shares including the Pledged Shares. If Borrower defaults with respect to any of the Third Party Debt, Borrower authorizes Lender (should it so choose in its sole discretion), to purchase and/or pay off any or all of the Third Party Debt; in such event, the entire amount so expended by Lender in connection therewith shall be immediately due and payable by Borrower to Lender and shall bear interest from such date at the highest default rate specified in the loan documents governing the Riverside Debt and shall be secured by all security for the Riverside Debt, and Lender shall be subrogated in all respects to the Third Party Debt and all collateral for the same. Borrower agrees to execute and deliver to Lender all instruments and documents requested by Lender to further document and perfect such encumbrances, pledges, security interests and the like, to secure such Third Party Debt and the Remaining Riverside Debt.

     4. Borrower acknowledges that after consummation of this Agreement, Borrower continues to be indebted to Lender under the A-2 Notes in the amount of $2,190,922.90, which amount includes accrued interest through March 31, 2003 (the "Remaining Riverside Debt"), interest continues to accrue on the Remaining Riverside Debt at the rate(s) provided in the documents governing the same from and after March 31, 2003. The Remaining Riverside Debt shall continue to bear interest at the rates provided in the loan documents governing the same and shall be payable in accordance with the terms therein provided. The Remaining Riverside Debt (and all of Borrower's obligations under this Agreement) shall be secured by all of the collateral presently securing the Riverside Debt under the loan documents therefor, including specifically all collateral for the A-1 Notes, and Borrower hereby regrants a pledge of, security interest in and encumbrance on all of the collateral presently securing the A-1 Notes, to secure the Remaining Riverside Debt. Further Borrower shall execute and deliver to Lender all instruments and documents requested by Lender to further document and perfect such pledges and security interests. No collateral for the Riverside Debt, other than the Wickes Shares sold to Lender herewith, is released by Lender. Borrower has no defenses or offsets to the payment of the Remaining Riverside Debt.

     5. Each of Borrower, Wilson and Wilson Financial, on behalf of themselves and their respective heirs, successors and assigns, subsidiaries and affiliated corporations, partnerships, limited liability companies and other legal entities, and their respective directors, officers, trustees, managers, members, shareholders, partners, assigns, attorneys, insurers, representatives, successors, agents and employees, does hereby release and discharge Lender, its subsidiaries and affiliated corporations, partnerships, limited liability companies and other legal entities, and their respective directors, officers, trustees, managers, members, shareholders, partners, assigns, attorneys, insurers, representatives, successors, agents and employees from any and all claims, demands, causes of action, damages, liabilities, actions and the like, whether under federal, state or local law, statute or ordinance, known or unknown, matured or unmatured, absolute or contingent, which any of them have or may have against Lender, arising out of or in connection with any matter occurring in whole or in part through and including the date of this Agreement.

     6. Wilson and Wilson Financial do not object to the transactions contemplated by this Agreement and agree that their respective obligations to Lender under the loans to them and/or guarantees of such loans are not in any way released or diminished by this Agreement.


     7. In the event that during the period commencing with the date hereof and ending two years after the date hereof (the "Period"), the Lender sells or otherwise disposes of all of the Wickes Shares or receives from Wickes in liquidation or in redemption for the Wickes Shares an amount (the "Excess") in excess of the "Threshold Amount," as hereinafter defined, Lender shall pay the Borrower fifty percent (50%) of such Excess above the Threshold Amount (the "Contingent Payment"), as additional consideration for the Wickes Shares, but only on the condition that the entire amount of the Remaining Riverside Debt has been paid in full to Lender prior to such date or is paid in full out of such Contingent Payment. The "Threshold Amount" means the sum of (i) the Exchanged Debt, plus (ii) yield computed as interest on the amount of the Exchanged Debt at the "prime rate" (defined as the "prime rate" as published in The Wall Street Journal from time to time), and adjusted on the first day of every calendar quarter) from and after the date hereof through the date of determination. Borrower hereby grants a security interest in the Contingent Payment to Lender, under the Uniform Commercial Code, as enacted in the Commonwealth of Kentucky (the "UCC"), to secure the Remaining Riverside Debt and any and all other indebtedness or obligations of any kind whatsoever that may now or hereafter in the future, including future advances, be owed by Borrower to Lender, and Lender shall have all of the rights of a secured party under the UCC in connection therewith. Borrower agrees to execute all UCC-1 Financing Statements and other agreements in connection with the grant of the foregoing security interest as Lender may request from time to time and further agrees to pay all filing and recording fees with respect thereto. Lender shall have absolutely no obligation to sell the Wickes Shares or to seek the sale, merger or liquidation of Wickes, and Borrower absolutely waives all claims whatsoever against Lender in connection with the Wickes Shares, regardless whether Lender does or does not sell such Wickes Shares and regardless whether Lender seeks the liquidation, sale or merger of Wickes. Borrower acknowledges and agrees that Lender has no obligation to seek any of the foregoing. If Lender receives the Excess after the expiration of the Period, Lender shall have no obligation whatsoever to make the Contingent Payment or to pay any other amount whatsoever to Borrower.

     8. All notices, requests, demands and other communications required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to have been given (a) on the date of personal delivery or transmission by telegram, cable, telex or facsimile transmission, or (b) three
(3) days following the date of deposit in the United States mail, postage prepaid, by registered or certified mail, return receipt requested, or (c) one
(1) day following the date of delivery to a nationally recognized overnight courier service, in each case, addressed as follows, or to such other address, person or entity as any party shall designate by notice to the others in accordance herewith:

         If to Borrower:                    Riverside Group, Inc.
                                            7800 Belfort Parkway
                                            Suite 100
                                            Jacksonville, FL 32256
                                            Facsimile No.:  904/296-0584
                                            Attn:  President

         If to J. Steven Wilson:            J. Steven Wilson
                                            7800 Belfort Parkway
                                            Suite 100
                                            Jacksonville, Florida 32256
                                            Facsimile No.: 904/296-0584

         If to Wilson Financial:            Wilson Financial Corporation
                                            7800 Belfort Parkway
                                            Suite 100
                                            Jacksonville, Florida 32256
                                            Facsimile No.:  904/296-0584
                                            Attn:  President

         If to Lender:                      Imagine Investments, Ind.
                                            8150 North Central Expressway
                                            Suite 1901
                                            Dallas, Texas 75206
                                            Facsimile No.:  214/365-6905
                                            Attn:  Gary Goltz

         With copy to:                      Michael M. Fleishman
                                            Greenebaum Doll & McDonald PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky 40202
                                            Facsimile No.: 502/540-2106

     9. No waiver by any party of compliance by the other with any term or condition of this Agreement shall be valid unless in writing and signed by the party against whom enforcement of such waiver is sought. No waiver by any party shall be construed to be a continuing waiver, nor a waiver of a similar or another provision.

     10. Every provision of this Agreement is and shall be severable from all others. If any term, condition or provision is declared by any court of competent jurisdiction to be void, invalid or unenforceable, the remaining provisions of this Agreement shall not be affected and shall remain in full force and effect. 11. This Agreement constitutes the entire agreement between the parties concerning its subject matter and supersedes all prior written or oral agreements, excepting the various loan documents governing the Remaining Riverside Debt. No representations, inducement, promise or agreement not embodied in this Agreement or attached hereto was made by any party. Except as otherwise provided herein, no amendment of this Agreement shall be binding unless in writing and signed by all of the parties hereto.


     12. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky.


     13. This Agreement shall be binding upon, and inure to the benefit of, each of the parties hereto, and their respective heirs, personal representatives, successors and assigns.


     14. No right or remedy conferred upon or reserved to any of the parties under the terms of this Agreement is intended to be, nor shall it be deemed, exclusive of any other right or remedy provided herein or by law or equity, but each shall be cumulative of every other right or remedy.


     15. This Agreement may be executed in several counterparts, any of which shall be treated for all purposes as an original, and all of which shall be treated as one and the same. agreement.

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first above written.


                                 Riverside Group, Inc.



                                 By:  /s/ J. Steven Wilson
                                 ----------------------------------------------

                                 Title: President
                                 ----------------------------------------------

                                           ("Borrower")



                                 /s/ J. Steven Wilson
                                 ----------------------------------------------
                                 J. Steven Wilson

                                           ("Wilson")


                                 Wilson Financial Corporation



                                 By:   /s/ J. Steven Wilson
                                 ----------------------------------------------

                                 Title:  President
                                 ----------------------------------------------
                                           ("Wilson Financial")



                                 Imagine Investments, Inc.



                                 By:  /s/Robert T. Shaw
                                 ----------------------------------------------

                                 Title: President
                                 ----------------------------------------------
                                            ("Lender")

                                LIST OF EXHIBITS



Exhibit A-1              List of A-1 Notes

Exhibit A-2              List A-2 Notes

Exhibit B                Certificates Evidencing 758,155 Shares of Wickes Stock

Exhibit C                List of Pledged Shares

Exhibit D                Letter to Third Party Creditors

Exhibit E                Borrower's Audit Report and Financial Statement

                                                                      EXHIBIT L

                            IMAGINE INVESTMENTS, INC.
                          8150 North Central Expressway
                                   Suite 1901
                               Dallas, Texas 75206

April 4, 2003

Riverside Group, Inc.
7800 Belfort Parkway
Jacksonville, FL 32256
Attn:    J. Steven Wilson

Gentlemen:

     Contemporaneously herewith, the undersigned and you (along with others) are entering that certain Agreement for Conveyance of Shares of Wickes, Inc. in Lieu of Foreclosure and Bill of Sale, of even date with the date of this letter, providing for the conveyance of 2,797,743 shares of the common capital stock of Wickes, Inc. by Riverside Group, Inc. ("Riverside") to Imagine Investments, Inc. ("Imagine") (the "Agreement"). All capitalized terms used in this letter and not otherwise defined herein shall have the same meaning as given them in the Agreement.

     In addition to the Wickes Shares sold and conveyed by Riverside to Imagine pursuant to the Agreement, Riverside owns an additional 53,700 shares of the common capital stock of Wickes, Inc. (the "Additional Wickes Shares"), that are pledged to Liberty Savings Bank to secure an indebtedness in the principal amount of $113,000 (the "Liberty Pledge").

     In consideration of the Agreement, Riverside hereby grants to Imagine, the exclusive option to purchase all of the Additional Wickes Shares, free and clear of all liens, encumbrances, pledges, securing interests and the like (the "Option"). The term of the Option shall commence on the date hereof and shall terminate ten (10) days after the Remaining Riverside Debt (and all other amounts owed by Riverside to Imagine) has been paid in full. If Imagine elects to exercise the Option, Imagine will exchange an additional $268,500 of Riverside Debt owed on the Riverside Notes identified in the Agreement as the A-2 Notes as a "deemed payment" in exchange for the Additional Wickes Shares, in the same manner as set forth in the Agreement.

     Riverside agrees that it shall discharge the debt secured by the Liberty Pledge and to deliver certificates for the Additional Wickes Shares, together with blank stock powers with signatures guaranteed, to Imagine at c/o Gary Goltz, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206, within ten (10) business days after Imagine has given Riverside written notice that it has exercised the Option.

     At its sole option and without any obligation to do so, Imagine may pay the entire indebtedness secured by the Liberty Pledge, and all of the provisions of Paragraph 3 of the Agreement shall apply with respect thereto. Further, the undersigned hereby agree that if Imagine exercises the Option, all of the provisions of the Agreement are hereby incorporated by reference in this letter and shall apply to the Additional Wickes Shares, just as if the Additional Wickes Shares had been made the subject of the Agreement, in addition to the Wickes Shares. If the Holder of the Liberty Pledge forecloses on the Additional Shares, Riverside shall not be deemed to be in breach of this letter agreement but Riverside shall immediately give written notice to Imagine if any such foreclosure proceedings are initiated and shall keep it promptly advised regarding all developments in such foreclosure.

     Please  sign  this  letter  where  indicated  below  to  acknowledge   your
acceptance hereof as a legally binding contract on both your and our part.


                                   Very truly yours,


                                   Imagine Investments, Inc.



                                   By:  /s/ Robert T. Shaw
                                   ---------------------------------------------

                                   Title: President
                                   ---------------------------------------------
Agreed to:

Riverside Group, Inc.

By: /s/ J. Steven Wilson
    ----------------------------------
Title:  President
    ----------------------------------
Date:  04/04/03
    ----------------------------------